Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 2373 1946
Fax: 91 40 2373 1955
www.drreddys.com
May 7, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America
Re:	Dr. Reddy’s Laboratories Limited Form 20-F for Fiscal Year Ended March 31, 2008 Letter from Securities and Exchange Commission dated April 23, 2009 File No. 001-15182

Dear Mr. Rosenberg:
This letter is sent to you in reference to your letter dated April 23, 2009 requesting information in connection with Dr. Reddy’s Laboratories Limited’s Form 20-F for the fiscal year ended March 31, 2008. We set forth below our responses to your letter. For your convenience, your requests for supplemental information have been restated below in italics.
Item 18. Financial Statements
Notes to the Consolidated Financial Statements
Allowances for sales returns, page F-41
1.	Please refer to your response to our prior comment number one. Please also confirm that the information provided in your March 25, 2009 response letter will be included in the next annual filing, if the amounts are material to net income.
Response: The Staff’s comment is duly noted. We hereby confirm that in our future Form 20-F filings beginning with our Form 20-F for the year ended March 31, 2009, we will include the information provided in our March 25, 2009 response letter, if the amounts are material to net income.
2.	It appears that your days sales outstanding has increased significantly from March 31, 2008 through December 31, 2008. Please tell us the reasons for the significant changes in the days sales outstanding.
Response: The Staff’s comment is duly noted. The relevant facts and our comments are as follows:
During the nine months ended December 31, 2008 our accounts receivable increased by Rs. 6,086 million, from Rs. 6,824 million as of March 31, 2008 to Rs. 12,910 million as of December 31, 2008. During the nine months ended December 31, 2008, our sales increased by 35% to Rs. 49,590 million, as compared to Rs. 36,754 million for the nine months ended December 31, 2007. As a result of this

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
May 7, 2009

significant increase in receivables, primarily driven by a corresponding significant increase in sales, our days sales outstanding (“DSO”) increased from 50 days as of March 31, 2008 to 72 days as of December 31, 2008. DSO is computed as described in note (2) of the table below.
The increase in DSO as of December 31, 2008 was primarily due to the following:
•	During the last week of November 2008, we launched sumatriptan, an authorized generic version of Imitrex®, in the United States. An “authorized” generic launch is distinguished from a “normal” generic launch in that, with an “authorized” launch, there is limited competition in the initial launch period. Typically, this results in greater volumes of product being sold in the launch period than what otherwise occurs in a “normal” launch. During the six week period ended December 31, 2008, sumatriptan generated sales of Rs. 3,582 million. The credit terms to our customers are generally eight weeks on average. A significant portion of our sumatriptan accounts receivable outstanding as of December 31, 2008 were due in the quarter ended March 31, 2009 under our normal credit terms. Sumatriptan accounted for approximately 7% of our total sales during the nine months ended December 31, 2008 and approximately 28% of our total accounts receivable outstanding as on December 31, 2008. This resulted in an increase in our DSO from 50 days as of March 31, 2008 to 72 days as of December 31, 2008. Our DSO, as adjusted for sumatriptan sales and accounts receivable, is set forth in the table below.

	Sales for the nine months	Accounts receivable as
	ended December 31, 2008	of December 31, 2008
Particulars	(Rs. Million)	(Rs. Million)(1)	DSO(2)
Sumatriptan (A)	3,582	3,582	—	(3)
Sales excluding Sumatriptan (B)	46,008	9,328	56
Total (A) + (B)	49,590	12,910	72

(1)	The impact of exchange rate change has not been included for this computation.

(2)	DSO has been computed by dividing the accounts receivable balance as of December 31, 2008 by sales per day. Sales per day has been computed by dividing the sales for the nine months ended December 31, 2008 by 275 days.

(3)	Using the DSO calculation formula referenced in note (2) above, DSO for sumatriptan would be 275 days, which is much higher than the days for which the product was on the market (approximately 38 days) during the nine months ended December 31, 2008.
We note that a majority of our sumatriptan accounts receivable outstanding as of December 31, 2008 were collected prior to March 31, 2009 and all of them have been collected as of the date of this letter.

•	Additionally, a large part of our sales are denominated in currencies other than Indian Rupees (e.g., U.S. Dollars and Euros). There has been an increase in the exchange rates of these currencies against the Indian Rupee, which increased our closing accounts receivable (which are reported in Indian Rupees) as of December 31, 2008. The impact of increases in accounts receivable due to higher

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
May 7, 2009

exchange rates as of December 31, 2008 was higher than the corresponding increase in sales, which were recorded at the exchange rates prevailing during the nine months ended December 31, 2008. This also resulted in an increase in our DSO.
* * * * *

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
May 7, 2009

We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any concerns or questions, please call me at the number listed above.

Respectfully submitted, Dr. Reddy’s Laboratories Limited
By:	/s/ Umang Vohra
Umang Vohra
Chief Financial Officer